Contact

www.linkedin.com/in/lairdcagan (LinkedIn)
www.cmcp.com (Other)
tiger21.com/ (Other)

Top Skills

Mergers
Private Equity
Venture Capital

Languages

English (Native or Bilingual)

Laird Cagan

Investor/Founder/CEO/Board Member - Tech, Growth-Capital, Impact, Co-Investments
United States

Summary

Founder of investment firm, Cagan McAfee Capital Partners and SageInvest Capital Managment. Investor and proven entrepreneurial leader for over 30 years with a significant focus on High-Growth Ventures and Impact Investing - Triple Bottom Line: People, Planet, Profit in diverse industries such as Energy, CleanTech, FinTech, NanoTech, Health Care and other Technology areas. Over $3 billion has been invested in those companies, of which more than 10 have gone public. Cagan began his career in M&A for Goldman, Sachs & Co. (NYC), and Drexel Burnham Lambert (NYC and LA) where he was involved in 30+ transactions valued at more than $15 billion.

His success in investing led to TIGER 21 as their San Francisco Chair. At TIGER 21, he harness the carried expertise and collective intelligence of members, shared in a confidential and intimate environment of trust and transparency, to improve their investment acumen, business decisions, estate planning, philanthropy, and family dynamics.

Longtime member and past Founder/Chairman of the SF Bay Chapter of YPO and the San Francisco Chapter of YPO-Gold and longtime San Francisco Chair of TIGER 21.

An avid athlete, Cagan played varsity soccer at Stanford, is a former member of the Stanford University Athletic Board and has his continued passion for sports ever since. His soccer teams have won US Soccer Associations championships in both the over-40 and over-50 divisions. Cagan is honored to have the Laird Q. Cagan Stadium at Stanford, home of the Stanford Soccer and Lacrosse programs.

Attended MIT and earned BS, MS, and MBA degrees from Stanford University as well as an MA in Spiritual Psychology from USM and

a certificate from the UCLA Board of Directors' program. Laird is a founder, together with his wife, of Stand4Lyme Foundation, an organization focused on research to find a cure for Lyme disease and helped create the Stanford Lyme Working Group at the Stanford Medical School.

Experience

SageInvest Capital Management

Founder and Managing Partner
October 2024 - Present (1 year 5 months)
Silicon Valley, Miami

SageInvest Capital Management is a specialized investment firm focused on strategic capital allocation and enduring value creation for family offices and ultra-high-net-worth individuals. We function as an external investment partner to source, evaluate, and execute unique private equity and venture capital opportunities on a deal-by-deal basis.

Band of Angels

Member
July 2024 - Present (1 year 8 months)
Silicon Valley

The Band of Angels is Silicon Valley's oldest angel investment group. We are an active group of 150 angel investors who are former and current high tech executives who are interested in investing their time and money into new, cutting edge, startup companies.

Cagan McAfee Capital Partners

Founder & Managing Partner
January 1990 - Present (36 years 2 months)
Cupertino, CA

I co-founded Cagan McAfee Capital Partners, LLC, a private investment firm in 1990. For more than 30 years, I have been actively involved in over 40 high-growth companies as an investor, operator and usually as board member as well. To date, CMCP has founded 10 companies and venture-funded 40 companies with 10 of those companies being taken public, with $3B in investment in those companies.

Cagan McAfee Capital Partners is a Silicon Valley-based investment management firm with a proven track record of maximizing the potential of high

growth companies. Using a high-touch and influence-driven approach, CMCP has helped portfolio companies develop their management team, achieve their strategic goals, raise capital by tapping into our vast network, and see their companies through to public listing. CMCP focuses on a variety of industries including energy, alternative energy, renewable energy, medtech, healthcare, information technologies, water, nanotechnology, cleantech, mobile payments, and fintech. Mr. Cagan has been a long time, active Impact Investor with a particular focus on climate change and healthcare.

Specialties: • Investments • Venture Capital • Finance • Entrepreneurship • Business Growth • Profit • M&A • Group Facilitator • Peer Learning • Business Strategy • Capital Raising • Renewable Energy • Technology • Corporate Development • Strategic Partnerships • Venture Financing

Young Presidents Organization
Positions: Chapter Chair, Education, Membership, Finance, Family, Pacific Region Board
September 2003 - Present (22 years 6 months)
San Francisco Bay Area

Active, engaged member. Founding Chair of YPO SF Bay (2005) and Founder and former Chair of YPO San Francisco Gold (2012)

FS Medical Supplies
Founder/CEO
March 2020 - Present (6 years)
Cupertino, California, United States

I formed this company to use my medical expertise and contacts in China and US to bring much needed PPE to front-line workers in the US. It has been a rewarding Triple Bottom Line opportunity to support those in need during the Pandemic.

FloShield, Inc.
Founder/Chairman/CEO
January 2017 - Present (9 years 2 months)
Cupertino, CA

FloShield's patented product is the only product in the world that prevents fogging in laparoscopic surgery. Acquired the company in July, 2017.   http://floshield.com/

TIGER 21
San Francisco Chair

January 2014 - Present (12 years 2 months)
San Francisco, CA

TIGER 21 is the premier peer-to-peer learning network for ultra high-net-worth individuals throughout the United States, Canada, Europe and now Asia. Over 1,600 members collectively manage over $160B in aggregate investable assets. Tiger 21 serves as a personal, confidential Board of Directors where members help their peers improve their investment acumen as well as explore common issues of wealth preservation, estate planning, philanthropy and family dynamics.

Aemetis, Inc. (NAS: AMTX)

Founder, Director, & Advisor

2005 - March 2020 (15 years)
Cupertino, CA

Co-founders of Aemetis. With a focus on new technology, Aemetis, Inc. operates as an international renewable fuels and specialty chemical company focused on the production of advanced fuels and chemicals, as well as the acquisition, development, and commercialization of innovative technologies that replace traditional petroleum-based products and convert first-generation ethanol and biodiesel plants into advanced biorefineries.

Trevi Systems

Investor/Director

January 2014 - June 2016 (2 years 6 months)
Petaluma, CA

Trevi Systems has developed a forward osmosis (“FO”) water purification system that provides desalination of salt and brackish water as well as cleaning industrial and municipal wastewater. Trevi Systems potentially "game-changing" technology competes favorably against reverse osmosis (“RO”) systems due to FO’s 75% energy savings advantage and resistance to fouling of the membranes when purifying difficult to treat waters. The company has won several innovator water awards including from Masdar in Abu Dhabi and from the California Energy Commission.

Money on Mobile (OTC: MOMT)

Founder, Investor & Director

January 2010 - June 2016 (6 years 6 months)
Dallas, TX

As a co-Founder of Money on Mobile (formerly called Calpian), I was an early investor in the company and played an integral role in the Company's

$30M expansion to the market in India. Money on Mobile is the leading mobile payments business in India for the 600 million unbanked population having touched over 200 million users through over 300,000 retail locations servicing the product.

Blue Planet LTD

Investor/Advisor

February 2013 - February 2015 (2 years 1 month)

Los Gatos, California, United States

Blue Planet 's mission is to develop and commercialize a scalable solution for CO_2 sequestration that is both economically and technically sustainable by converting CO_2 into sustainable building materials. Concrete and other building materials are one of the only ways large enough to meet the scale of the global challenge of reducing CO_2 emissions from existing systems.

Evolution Petroleum Corp (NYSE: EPM)

Founder & Chairman

2003 - 2013 (10 years)

Houston, TX

I co-founded Evolution Petroleum in 2003 and served as Chairman of the Board for ten years. Evolution Petroleum develops mature oil and gas fields in the U.S. with advanced technologies. In 2003, EPM purchased the 14,000 acre Delhi Field in Northern Louisiana with production at 18 barrels of oil per day (BPD) and in 2006 entered into an agreement with Denbury Resources (NYSE: DNR) for enhanced oil recovery on the property utilizing CO_2 injection. DNR invested $500M in the project and increased production to over 7,000 BPD of oil. It is projected to produce over 80 million barrels of oil over 20 years. EPM continues to own an approximate 25% interest. EPM also developed and owns a patented artificial lift technology for mature oil wells and has other properties it is developing primarily in Texas, Oklahoma, and Louisiana.

Global Carbon Group

Founder & CEO

October 2009 - October 2011 (2 years 1 month)

Formed this company to help preserve tropical rainforest land in the Amazon thru the use of REDD credits (reducing emissions from deforestation and degradation). Attended two UNFCCC (United Nations Framework Convention on Climate Change in Copenhagen and Cancun that eventually led to the Paris Climate Agreement.

Pacific Asia Petroleum (NYSE: CAK)

Founder & Director

2005 - 2010 (5 years)

New York, NY

I partnered with the former head of Texaco International, to launch Pacific Asia Petroleum to build, own, and operate oil and gas properties in China. In 2010, Pacific Asia Petroleum changed its name after acquiring the larger Camac Energy, Inc. (NYSE: CAK), now Erin Energy (NYSE: ERN), a Houston based independent oil and gas exploration and production company. The company's focus is on energy resources in Africa, including current production and other exploration projects offshore Nigeria with a $1B investment from ENI S.p.A., Italy's largest industrial company (market cap $90B), as well as exploration licenses offshore Ghana, Kenya and Gambia, and onshore Kenya.

World Waste Technologies Inc. (NAS: VTNR)

Founder & Advisor

2002 - 2006 (4 years)

Cupertino, CA

World Waste Technologies, Inc. was focused on converting residual municipal solid waste into reusable commodities through the application of conventional and licensed, patented, and proprietary technology. In 2006, the Company acquired and changed its name to Vertex (NAS: VTNR), a leader in the aggregation, recycling, and processing of distressed hydrocarbon streams, focusing on creating increased value in the products that facilitate the re-refining of used oil and off specification commercial chemical products into higher value commodities.

Procera Networks (NAS: PKT)

Founder & Advisor

2002 - 2006 (4 years)

Fremont, CA

Procera Networks, Inc. engages in the development and marketing of wire-speed smart switch products for deep packet inspection and secure delivery of information and applications across wireless and wire line networks. By enhancing the broadband experience through Internet intelligence solutions, Procera helps network operators gain insights and allows them to take action to deliver a high quality experience for customers. Francisco Partners acquired Procera Networks on June 5, 2015.

Pacific Ethanol, Inc. (NAS: PEIX)

Founder & Advisor

2003 - 2005 (2 years)

Sacramento, CA

I co-founded Pacific Ethanol and brought in the financial and business strategies needed to take the company public. Pacific Ethanol is the leading producer and marketer of low-carbon renewable fuels in the Western United States. With over twenty years of experience in biofuels development along with the implementation of new Low Carbon Fuel Standard regulations, the company is poised to meet the explosive demand for domestically sourced alternative fuels.

Drexel Burnham Lambert

Vice President

1986 - 1990 (4 years)

New York, NY & Beverly Hills, CA

As Vice President, I was involved in 15 M&A transactions totaling $10B and supported 200 LBO groups in our Buyer Advisory Group. In addition, I was involved in a large restructuring project and a variety of equity, high-yield bond, and senior debt financing transactions. Drexel Burnham Lambert was a major Wall Street investment banking firm.

Goldman, Sachs & Co.

Associate

1985 - 1986 (1 year)

As an Associate in the M&A department at Goldman Sachs, I was involved in a number of M&A transactions totaling $5B. The Goldman Sachs Group is a leading global investment banking, securities, and investment management firm.

Crosspoint Venture Partners

Associate

July 1984 - June 1985 (1 year)

Mountain View, CA

Top decile venture capital firm, seed and early stage. Reviewed business plans.

General Electric Corporate Business Development

Summer Associate

June 1984 - September 1984 (4 months)

Fairfield, CT

Worked for Michael Carpenter who reported to Jack Welch at GE Corporate HQ doing M&A analysis for GE.

Associates Corp of North America

Assistant Vice President

December 1981 - June 1983 (1 year 7 months)

San Ramon, CA and Dallas, TX

The Associates Corp is a Dallas-based consumer finance company owned by Gulf & Western at the time and later acquired by the Ford Motor Company. I joined to develop a national lending center for the 400,000 account credit card processing business in San Ramon, CA as one of five founding managers. I was in charge of the computer systems. We grew from zero to 200 people in 9 months. I was then asked to go to the Dallas HQ to work on product development and brought personal computers to the 400 person HQ for the first time and ran spreadsheets for product development Group.

The Boston Consulting Group (BCG)

Financial Analyst

July 1981 - December 1981 (6 months)

Menlo Park, CA

BCG is a leading management consulting firm. Performed financial analysis before BCG has an official analyst program.

SRI International

Consultant

June 1980 - June 1981 (1 year 1 month)

Menlo Park, CA

Formerly Stanford Research Institute. Worked on NASA client team providing Tech Transfer for technology created at NASA. Visited NASA facilities and reviewed technologies for potential commercialization and contacted US corporations for further development and commercialization.

Education

MBA, Business · (1983 - 1985)

B.S. & M.S., Engineering · (1977 - 1980)

Engineering · (1976 - 1977)

University of Santa Monica

Master's Degree, Spiritual Psychology · (1994 - 1996)

Scarsdale High School

· (1972 - 1976)